UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CardConnect Corp.

(Name of Subject Company (Issuer))

Minglewood Merger Sub Inc.

a wholly owned subsidiary of

First Data Corporation

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

14141X108

(CUSIP Number of Class of Securities)

Copies to:

Adam L. Rosman

First Data Corporation

225 Liberty Street, 29th Floor

New York, New York, 10281

Telephone: (800) 735-3362

Copy to:

Michael J. Aiello, Esq.

Matthew J. Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$557,833,454.78	$64,652.90

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of CardConnect Corp. (the “Company”), at a purchase price of $15.00 per share, net to the seller in cash, without interest and subject to any required tax withholding. The Transaction Valuation was calculated based on the sum of: (i) 31,472,060 issued and outstanding shares of common stock of the Company, multiplied by $15.00 per share; (ii) 8,105,169 shares of common stock of the Company underlying outstanding options with an exercise price that is less than $15.00 per share, multiplied by $6.77 (rounded up to the nearest cent) per share (which is equal to the difference between $15.00 and $8.23 (rounded down to the nearest cent), the weighted average exercise price of such options that have an exercise price that is less than $15.00 per share); and (iii) 10,300,000 shares of common stock of the Company underlying outstanding warrants, multiplied by $3.00 per share (which is equal to the difference between $15.00 and $12.00, the weighted average exercise price of such warrants), which calculations reflect the maximum number of options and warrants that are expected to be outstanding at the time the offer is completed. The foregoing numbers of shares of common stock, options and warrants have been provided by the issuer to the offeror and are as of the close of business on June 5, 2017, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the Transaction Valuation by 0.0001159.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Minglewood Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of First Data Corporation, a Delaware corporation (“First Data”). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.001 per share (the “Shares”), of CardConnect Corp., a Delaware corporation (“Cardconnect”), at a purchase price of $15.00 per Share (the “Offer Price”) net to the seller in cash, without interest and subject to any required tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

The Agreement and Plan of Merger, dated as of May 26, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among CardConnect, First Data and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, and the Tender and Support Agreements, dated as of May 26, 2017 (as they may be amended from time to time, the “Tender and Support Agreements”) with Michael J. Mertz and FTVentures III, L.P., FTVentures III-N, L.P. and FTVentures III-T, L.P. The Tender and Support Agreements are attached as Exhibits (d)(2) and (d)(3) hereto, respectively, and are incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is CardConnect Corp., a Delaware corporation. CardConnect’s principal executive offices are located at 1000 Continental Drive, Suite 300 King of Prussia, PA 19406. CardConnect’s telephone number is (484) 581-2200.

(b) This Schedule TO relates to the outstanding Shares. CardConnect has advised Purchaser and First Data that, as of June 5, 2017 (the most recent practicable date), 31,472,060 Shares were issued and outstanding.

(c) The information set forth in Section 6 (entitled “Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person.

(a) – (c) This Schedule TO is filed by Purchaser and First Data. The information set forth in Section 8 (entitled “Certain Information Concerning First Data and Purchaser”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i) – (viii), (xii), (a)(2)(i) – (iv), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 1 – “Terms of the Offer”

•	Section 2 – “Acceptance for Payment and Payment for Shares”

•	Section 3 – “Procedures for Accepting the Offer and Tendering Shares”

•	Section 4 – “Withdrawal Rights”

•	Section 5 – “Material U.S. Federal Income Tax Consequences of the Offer and the Merger”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for CardConnect”

•	Section 13 – “Certain Effects of the Offer”

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

•	Section 17 – “Appraisal Rights”

•	Section 19 – “Miscellaneous”

(a)(1)(ix) – (xi), (a)(2)(v) – (vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 8 – “Certain Information Concerning First Data and Purchaser”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with CardConnect”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for CardConnect”

•	Schedule I

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1) – (7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with CardConnect”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for CardConnect”

•	Section 13 – “Certain Effects of the Offer”

•	Schedule I

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 9 – “Source and Amount of Funds”

(b), (d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 8 – “Certain Information Concerning First Data and Purchaser”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for CardConnect”

•	Schedule I

(b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 – “Certain Information Concerning First Data and Purchaser”

•	Schedule I

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 3 – “Procedures for Accepting the Offer and Tendering Shares”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with CardConnect”

•	Section 18 – “Fees and Expenses”

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 – “Certain Information Concerning First Data and Purchaser”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with CardConnect”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for CardConnect”

(a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 12 – “Purpose of the Offer; Plans for CardConnect”

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

(a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 13 – “Certain Effects of the Offer”

(a)(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 7, 2017.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement, dated June 7, 2017.*

(a)(5)(A)	Joint Press Release issued by First Data and CardConnect on May 29, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by First Data on May 30, 2017).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of May 26, 2017, among First Data Corporation, Minglewood Merger Sub Inc. and CardConnect Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CardConnect on May 31, 2017).

(d)(2)	Tender and Support Agreement by and among First Data Corporation, Minglewood Merger Sub Inc. and Michael J. Mertz (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by CardConnect on May 31, 2017).

(d)(3)	Tender and Support Agreement by and among First Data Corporation, Minglewood Merger Sub Inc. and FTVentures III, L.P., FTVentures III-N, L.P. and FTVentures III-T, L.P. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by CardConnect on May 31, 2017).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 7, 2017

Minglewood Merger Sub Inc.

By:	/s/ Stanley J. Andersen
Name: Stanley J. Andersen
Title: Vice President and Assistant Secretary

First Data Corporation

By:	/s/ Stanley J. Andersen
Name: Stanley J. Andersen
Title: Vice President and Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 7, 2017.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement, dated June 7, 2017.*

(a)(5)(A)	Joint Press Release issued by First Data and CardConnect on May 29, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by First Data on May 30, 2017).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of May 26, 2017, among First Data Corporation, Minglewood Merger Sub Inc. and CardConnect Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CardConnect on May 31, 2017).

(d)(2)	Tender and Support Agreement by and among First Data Corporation, Minglewood Merger Sub Inc. and Michael J. Mertz (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by CardConnect on May 31, 2017).

(d)(3)	Tender and Support Agreement by and among First Data Corporation, Minglewood Merger Sub Inc. and FTVentures III, L.P., FTVentures III-N, L.P. and FTVentures III-T, L.P. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by CardConnect on May 31, 2017).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

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